W.S. INDUSTRIES, INC.
                                7630 Winston Road
                              Burnaby, B.C. Canada
                                     V5A 2H4





April 18, 2005

MAIL STOP 0308

Mr. H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: W.S. Industries, Inc. ("Registrant")
    Form SB-2
    Filed December 7, 2004
    File Number 333-121044

Gentlemen:

In response to your comments dated January 6, 2005, enclosed are three (3) red-lined copies of Amendment No. 1 to the above-referenced registration statement, and a type-set copy of the prospectus, all with the following amendments, corresponding to your enumerated paragraphs:

GENERAL

1. The Company is aware of the provisions of Section (a)(2) of Rule 419, and Securities Act Releases Nos. 6932 and 33-6891. However, the Company respectfully submits that it has a complete and comprehensive business plan and has developed a business. It has not, and has no intention of "creating the appearance" of a business in order avoid Rule 419. The company is a small start-up, but it is a business which has been formed to operate and attempt to make profits. It is not remotely a blank-check company in its purposes and intents. The registration statement has been substantially revised to better articulate for the staff the company's business plan.

2. The Certain Relationships and Related Transactions section is on page 34. The transactions between the Company and the sole officer and director, as defined in Item 404 of Regulation, are included.


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W.S. Industries, Inc.
April 18, 2005
Page 2


OUTSIDE FRONT COVER PROSPECTUS

3.   The cover page has been amended consistent with your request.

4. We have clearly disclosed, consistent with your request, that there is no minimum amount of shares that must be sold and that we may receive no proceeds from the offering. We have, as well, revised similarly, and expanded on these points, in the Use of Proceeds section.

TABLE OF CONTENTS, PAGE 4

5. The Table of Contents has been revised to provide a shorter description of Risk Factors.

THE COMPANY, PAGE 6

6. The disclosure has been revised to provide a short description of the Company's business.

7. We have disclosed prominently on the first page of the prospectus summary that our auditors have raised substantial doubt as to our ability to continue as a going concern and the net losses to date.

8.   The Company phone number has been added.

RISK FACTORS, PAGES 7-12

9. We have organized and grouped our risk factors consistent with your request. All of the referenced risk factor subheadings and disclosures have been substantially revised to present the risks in concrete terms.

10. We have reviewed our entire Risk Factor section and eliminated, or revised generic risks to state specific material risks to the purchasers of this offering.

11. We have included, in risks related to our operations, that we have contracted for the full capacity of our current wine storage facility and that we are currently looking for additional space .


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W.S. Industries, Inc.
April 18, 2005
Page 3


12. We have included the wine storage lease term as a risk factor and have included it in risks related to our operations.

13. We have revised the risk factor to state the amount of time Mr Dempsey can devote to the business on a weekly basis.

14.  We have eliminated the language as requested.

15. The disclosure has been revised. We have eliminated, throughout the entire prospectus, the State of Texas as a state where we would be required to meet the Blue Sky Requirements. Additionally the Blue Sky discussion has been expanded and clarified.

16. This risk factor has been revised to disclose that our sole officer will spend 5 hours a week on the business.

17.  We have made the applicable changes to the Application of Proceeds chart.

18.  This disclosure has been revised.

19.  This disclosure has been revised.

DETERMINATION OF OFFERING PRICE

20.  The disclosure has been revised.

SELLING SECURITY HOLDERS

21.  The disclosure has been revised.

22.  The disclosures have been included.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

23.  The disclosure has been revised.


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W.S. Industries, Inc.
April 18, 2005
Page 4

CAPITALIZATION, PAGE 19

24.  The current liabilities line item has been removed.

25. We have amended the deficit line and have removed the Total Capitalization line. Stockholders' equity does include the impact of the accumulated deficit since inception.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 20

26. The disclosure has been revised to state we do not have any off balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES, PAGE 22

27. The disclosure has been revised. The existing disclosure has been deleted and replaced with a brief discussion of the revenue recognition policies applicable to the company. In addition the current exchange rate has been updated to this date.

28. These items have been deleted. In addition, we have revised the disclosure regarding the going concern issue and inserted a new heading

PLAN OF OPERATIONS, PAGE 23


29.  This disclosure has been revised.


30. The company uses a US bank account for all of its transactions and consequently all transactions that it undertakes in Canada are in US dollars. Consequently, there is no conversion required and therefore no foreign currency translation adjustments of any significance.

DESCRIPTION OF BUSINESS, PAGE 25

31. The disclosure and the prospectus has been revised to make clear the nature of the company's business.

32. The disclosure has been revised to clarify whether we have space for operations.

CUSTOMER BASE, PAGE 29

The disclosure has been revised to state we have one customer.


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W.S. Industries, Inc.
April 18, 2005
Page 5


GOVERNMENTAL REGULATION ISSUES, PAGE 29

34. This disclosure has been revised. The Company has no plans to expand outside of British Columbia. The Company has no plans of transporting alcohol outside the boundaries of British Columbia.

COMMON STOCK, PAGE 32

35. This section has been revised. The reference made to the rights of holders of preferred stock has been deleted.

PLAN OF DISTRIBUTION BY THE COMPANY, TERMS OF THE OFFERING, PAGES 33-25

36.  This disclosure has been revised.

WHERE YOU CAN FIND MORE INFORMATION, PAGES 33-34

37.  This disclosure has been revised.

NOTE 1. NATURE AND CONTINUANCE OF OPERATIONS, PAGE 43

38.  We have amended Note 1 as required by AU 341.10.

39.  We have disclosed the year end in Note 1

PROSPECTUS BACK COVER

40.  The outside back cover has been revised, at page 5.

PART II
EXIBIT 23 - CONSENT OF AMISANO HANSON

41. An updated and revised signed current auditor consent has been included as an exhibit to read "Consent of Independent Registered Public Accounting Firm".


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W.S. Industries, Inc.
April 18, 2005
Page 6


     If you have any further questions or comments regarding this filing, please do not hesitate to contact me.


Very truly yours,


James F. Dempsey
President



cc:   Amisano Hanson, Chartered Accountants
      Michael J. Morrison, Esq.